Hylsamex

Mexico's Steel

File No. 82-4252

September 7, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: ______________________
Ismael De La Garza

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX Expects EBITDA Generation In the Range of US$222-230 Million for the Third Quarter of 2004.	September 7, 2004

Hylsamex
Mexico's Steel

HYLSAMEX Expects EBITDA Generation In the Range of US$222-230 Million for the Third Quarter of 2004

MONTERREY, MEXICO, September 7th, 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("HYLSAMEX" or "the Company") announced today that it expects EBITDA generation for the third quarter of 2004, ending September 30th, to be in the range of US$222 to US$230 million, as compared to EBITDA reported in the second quarter of 2004 and third quarter of 2003 of US$222 million and US$44 million, respectively.

Market conditions for HYLSAMEX's product lines remain favorable. During July and August strong sales volumes continued across all operating divisions. In addition, HYLSAMEX reports that steel prices remain at excellent levels and during August the Company successfully implemented some price increases to reflect international steel pricing trends. With respect to costs, HYLSAMEX continues benefiting from its vertical integration and DRI production capabilities which have allowed for relatively stable manufacturing costs, amid exceedingly steep increases in raw materials for the industry as a whole.

Alejandro M. Elizondo, CEO of HYLSAMEX, added: "We have fully capitalized on favorable market conditions as a result of the comprehensive investment program we carried out in the mid-1990s, DRI's cost competitiveness vis-à-vis other metallics and our value-added product mix. We attribute our solid operating performance to our unique position as a vertically integrated minimill with both steel production and processing capabilities."

HYLSAMEX remains cautiously optimistic for the rest of 2004. In the coming quarters, elements such as Chinese and U.S. economic growth and their effect on international steel prices, coupled with energy cost volatility, remain the key variables in assessing the performance of the Company.

Hylsamex is a steel producer and processor, encompassing the minimill route with vertical integration, which includes readily available sources of low cost iron ore and proprietary technology for the direct reduction of iron. The Company manufactures a broad spectrum of steel products with a significant emphasis on value-added products. Hylsamex, which has a manufacturing and distribution presence in North America, reaches its end customers through an extensive wholly-owned distribution network.

This press release contains forward-looking statements that have been prepared on management's best estimates and external data. These assumptions involve judgments with respect to, among other things, future economic, competitive and financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately. Hylsamex does not assume any responsibility for the accuracy of this forward-looking information.

###

For more information contact:

Othón Díaz Del Guante
Hylsamex, S.A. de C.V.
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
Hylsamex, S.A. de C.V.
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Hylsa mex
El Acero de México®

HYLSAMEX Espera Generación EBITDA en un Rango Entre US$222 y US$230 Millones de Dólares para el Tercer Trimestre de 2004

MONTERREY, MEXICO, 7 de septiembre de 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("HYLSAMEX" o "la Compañía") anunció hoy que espera una generación de EBITDA entre US$222 y US$230 millones de dólares para el trimestre actual que termina el 30 de septiembre, que se compara con el EBITDA de US$222 millones del segundo trimestre de 2004 y de US$44 millones del tercer trimestre de 2003.

Las condiciones de mercado permanecen favorables para las líneas de producto de HYLSAMEX. Durante julio y agosto, se siguieron registrando fuertes volúmenes de venta en todas las divisiones. Adicionalmente, HYLSAMEX informa que los precios del acero permanecen en niveles excelentes y durante agosto, la Compañía implementó exitosamente algunos aumentos de precio para reflejar la tendencia de los precios internacionales. En relación a costos, HYLSAMEX continúa beneficiándose de su integración vertical y capacidad de producción de fierro esponja, que le han permitido registrar costos de producción relativamente estables, en medio de un ambiente de encarecimiento generalizado en los precios de insumos para la industria del acero en su conjunto.

Alejandro M. Elizondo, Director General de HYLSAMEX, agregó: "Hemos capitalizado cabalmente las condiciones favorables de mercado como resultado del programa de inversiones que realizamos a mediados de los 1990s, de la competitividad en el costo del fierro esponja en relación a otros metálicos, y de nuestra mezcla de productos de valor agregado. Atribuimos nuestros sólidos resultados de operación a nuestra posición única como un minimill con integración vertical, con capacidad de producción y procesamiento de acero."

Hylsamex permanece prudentemente optimista para lo que resta de 2004. En los siguientes trimestres, elementos como el crecimiento económico de China y E.U. y su efecto en los precios internacionales del acero, junto con la volatilidad en el costo de energéticos, permanecen como las variables importantes para evaluar el desempeño de la Compañía.

Hylsamex es un productor y procesador de acero, que utiliza la vía de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo y tecnología propia para la fabricación de hierro de reducción directa. La Compañía produce una amplia variedad de productos de acero con un énfasis significativo en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica, llega al consumidor final utilizando una extensa red de distribución propia.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

###

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 07/09/2004

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

HYLSAMEX Espera Generación EBITDA en un Rango Entre US$222 y US$230 Millones de Dólares para el Tercer Trimestre de 2004

EVENTO RELEVANTE

HYLSAMEX Espera Generación EBITDA en un Rango Entre US$222 y US$230 Millones de Dólares para el Tercer Trimestre de 2004

MONTERREY, MEXICO, 7 de septiembre de 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("HYLSAMEX" o "la Compañía") anunció hoy que espera una generación de EBITDA entre US$222 y US$230 millones de dólares para el trimestre actual que termina el 30 de septiembre, que se compara con el EBITDA de US$222 millones del segundo trimestre de 2004 y de US$44 millones del tercer trimestre de 2003.

Las condiciones de mercado permanecen favorables para las líneas de producto de HYLSAMEX. Durante julio y agosto, se siguieron registrando fuertes volúmenes de venta en todas las divisiones. Adicionalmente, HYLSAMEX informa que los precios del acero permanecen en niveles excelentes y durante agosto, la Compañía implementó exitosamente algunos aumentos de precio para reflejar la tendencia de los precios internacionales. En relación a costos, HYLSAMEX continúa beneficiándose de su integración vertical y capacidad de producción de fierro esponja, que le han permitido registrar costos de producción relativamente estables, en medio de un ambiente de encarecimiento generalizado en los precios de insumos para la industria del acero en su conjunto.

Alejandro M. Elizondo, Director General de HYLSAMEX, agregó: "Hemos capitalizado cabalmente las condiciones favorables de mercado como resultado del programa de inversiones que realizamos a mediados de los 1990s, de la competitividad en el costo del fierro esponja en relación a otros metálicos, y de nuestra mezcla de productos de valor agregado. Atribuimos nuestros sólidos

resultados de operación a nuestra posición única como un minimill con integración vertical, con capacidad de producción y procesamiento de acero."

Hylsamex permanece prudentemente optimista para lo que resta de 2004. En los siguientes trimestres, elementos como el crecimiento económico de China y E.U. y su efecto en los precios internacionales del acero, junto con la volatilidad en el costo de energéticos, permanecen como las variables importantes para evaluar el desempeño de la Compañía.

Hylsamex es un productor y procesador de acero, que utiliza la vía de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo y tecnología propia para la fabricación de hierro de reducción directa. La Compañía produce una amplia variedad de productos de acero con un énfasis significativo en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica, llega al consumidor final utilizando una extensa red de distribución propia.
Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

MERCADO DEL EXTERIOR :


BOLSA MEXICANA DE VALORES

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.


Marca
5726 6677

Fecha de Recepción en BMV: 2004-09-07 12:56:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
7/9/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
HYLSAMEX Espera Generación EBITDA en un Rango Entre US$222 y US$230 Millones de Dólares para el Tercer Trimestre de 2004

Eventos Relevantes:
HYLSAMEX Espera Generación EBITDA en un Rango Entre US$222 y US$230 Millones de Dólares para el Tercer Trimestre de 2004

MONTERREY, MEXICO, 7 de septiembre de 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("HYLSAMEX" o "la Compañía") anunció hoy que espera una generación de EBITDA entre US$222 y US$230 millones de dólares para el trimestre actual que termina el 30 de septiembre, que se compara con el EBITDA de US$222 millones del segundo trimestre de 2004 y de US$44 millones del tercer trimestre de 2003.

Las condiciones de mercado permanecen favorables para las líneas de producto de HYLSAMEX. Durante julio y agosto, se siguieron registrando fuertes volúmenes de venta en todas las divisiones. Adicionalmente, HYLSAMEX informa que los precios del acero permanecen en niveles excelentes y durante agosto, la Compañía implementó exitosamente algunos aumentos de precio para reflejar la tendencia de los precios internacionales. En relación a costos, HYLSAMEX continúa beneficiándose de su integración vertical y capacidad de producción de fierro esponja, que le han permitido registrar costos de producción relativamente estables, en medio de un ambiente de encarecimiento generalizado en los precios de insumos para la industria del acero en su conjunto.

Alejandro M. Elizondo, Director General de HYLSAMEX, agregó: "Hemos capitalizado cabalmente las condiciones favorables de mercado como resultado del programa de inversiones que realizamos a mediados de los 1990s, de la competitividad en el costo del fierro esponja en relación a otros metálicos, y de nuestra mezcla de productos de valor agregado. Atribuimos nuestros sólidos resultados de operación a nuestra posición única como un minimill con integración vertical, con capacidad de producción y procesamiento de acero."

Hylsamex permanece prudentemente optimista para lo que resta de 2004. En los

siguientes trimestres, elementos como el crecimiento económico de China y E.U. y su efecto en los precios internacionales del acero, junto con la volatilidad en el costo de energéticos, permanecen como las variables importantes para evaluar el desempeño de la Compañía.

Hylsamex es un productor y procesador de acero, que utiliza la vía de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo y tecnología propia para la fabricación de hierro de reducción directa. La Compañía produce una amplia variedad de productos de acero con un énfasis significativo en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica, llega al consumidor final utilizando una extensa red de distribución propia.
Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Mercado Exterior:

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 7234 bytes.

Fecha de recepcion: Sep 7 2004 12:56:26:046PM.

Folio de recepcion: 60497.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error